BUFFALO WILD WINGS, INC.
                       5500 Wayzata Boulevard, Suite 1600
                              Minneapolis, MN 55416
                                 (952) 593-9943

October 8, 2008


Via Edgar

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:      Buffalo Wild Wings, Inc. - File No. 0-24743
         Form 10-K for Year Ended December 30, 2007

Dear Mr. Humphrey:

We have received your comment letter dated September 4, 2008 (received September 15, 2008) in connection with your review of the Form 10-K for the year ended December 30, 2007 filed by Buffalo Wild Wings, Inc. (the "Company"). Based on our telephone conversation with you on September 24, 2008, we will respond to your recent comments. To assist you in your review, we have repeated the full text of the Staff's comments in italics, with our responses immediately following.

Form 10-K for the year ended December 30, 2007
----------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 6(b) - Restricted Stock, page 48
-------------------------------------

1. Refer to our previous comments 1-3 and 6-9. It is still unclear how the amount presented in the table in your response #1 as shares issued from restricted stock units of 116,776 relates to the RSUs granted of 166,950. The difference in the amounts does not appear to correspond to the reconciliation previously provided to us. Please advise or revise.

         Response: In future filings, we will break out the restricted stock units issued as common stock from the restricted stock units effectively repurchased for required employee withholding taxes. The following is an example of how our fiscal 2007 Statement of Stockholders' Equity would have been presented:


                                           Common Stock
                                    ----------------------------
                                                                        Deferred           Retained
                                       Shares          Amount         Compensation         Earnings          Total
                                    -------------    -----------    -----------------    --------------    -----------

Balance at December 31, 2006         17,268,016      $  75,030             --                 41,186         116,216

Net earnings                                 --             --             --                 19,654          19,654
Shares issued under employee
stock purchase plan                      30,836            685             --                     --             685
Shares issued from restricted
stock units                             168,952             --             --                     --              --
Units effectively repurchased for
required employee withholding
taxes                                   (52,176)          (413)            --                     --            (413)
Exercise of stock options               241,437            761             --                     --             761
Tax benefit from stock issued                --          1,007             --                     --           1,007
Stock-based compensation                     --          3,755             --                     --           3,755
                                    -------------    -----------    -----------------    --------------    -----------

Balance at December 30, 2007         17,657,065      $  80,825             --                 60,840         141,665
                                    =============    ===========    =================    ==============    ===========



2. Further, as it remains unclear how you have considered the value of the RSUs issued, the number of shares related to the payment of withholding tax, and the new RSU grant for the year in your statement of stockholders' equity, please revise your presentation on the face of the statement to separately state each of these items as separate line items for clarity. Your presentation should clearly and distinctly show how the grant and vesting of the RSUs is recorded and how your method recording the return of RSUs to cover recipient's tax liability is consistent with the treasury stock method. The amortized stock-based compensation expense associated with the RSUs should also be presented separately on the face of the equity rollforward for clarity.

         Response:  See answer to comment #1.

3. As a related matter, please explain to us why the fair value of the unvested RSUs has not been considered in your deferred compensation balance as of December 30, 2007. Specifically, we note that you have granted RSUs that vest over a 3-10 year period during the year ended December 30, 2007. Accordingly, it is unclear how the deferred compensation balance can be $0 at December 30, 2007.

         Response: Under FAS 123R, paragraph 74, the modified prospective approach states that: As of the required effective date, all public entities and those nonpublic entities that used the fair-value-based method for either recognition or disclosure under Statement 123, including such nonpublic entities that become public entities after June 15, 2005, shall adopt this Statement using a modified version of prospective application (modified prospective application). Under modified prospective application, this Statement applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under Statement 123. Changes to the grant-date fair value of equity awards granted before the required effective date of this Statement are precluded. The compensation cost for those earlier awards shall be attributed to periods beginning on or after the required effective date of this Statement using the attribution method that was used under Statement 123, except that the method of recognizing forfeitures only as they occur shall not be continued (paragraph 80). Any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts.

         We believe our presentation and disclosure is consistent with this accounting literature.

4. Refer to our previous comment 8. We note from your response to our previous comment 4 that shares are considered dilutive on vesting. Please explain to us how the number of shares vested of 149,950 as presented in the table in your response #1 corresponds to the 89,587 presented as dilutive in the table here.

         Response: We will incorporate an expanded description in future filings. The following is an example of how our footnote 1(s) for 2007 would have been presented:

         (s) Earnings Per Common Share
         Basic earnings per common share excludes dilution and is computed by dividing the net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include dilutive common stock equivalents consisting of stock options determined by the treasury stock method. Restricted stock units are contingently issuable shares subject to vesting based on performance criteria. Vesting typically occurs in the fourth quarter of the year when income targets have been met. Upon vesting, the shares to be issued are included in the diluted earnings per share calculation as of the beginning of the period in which the vesting conditions are satisfied. Restricted stock units included in the diluted earnings per share are net of the required employee withholding taxes.

The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at 952.540.2203.

Very truly yours,

/s/ Mary J. Twinem
------------------
Mary J. Twinem
Executive Vice President and Chief Financial Officer

cc:  Securities and Exchange Commission


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